UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LCA-Vision Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

501803209

(CUSIP Number)

January 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

_____ Rule 13d-1(b)

_____ Rule 13d-1(c)

__X__ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 501803209

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Stephen N. Joffe

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	-0-
Shares
Beneficially	6.	SHARED VOTING POWER:	13,545,657
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	-0-
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	13,545,657

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,545,657

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

31.7%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP NO. 501803209

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sandra F.W. Joffe

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	-0-
Shares
Beneficially	6.	SHARED VOTING POWER:	13,545,657
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	-0-
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	13,545,657

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,545,657

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

31.7%

12. TYPE OF REPORTING PERSON (See Instructions):

IN

CUSIP NO. 501803209

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Stephen N. Joffe Grantor Retained Annuity Trust, dated December 31, 2001

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	7,683,202
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	7,683,202
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	-0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,683,202

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

18%

12. TYPE OF REPORTING PERSON (See Instructions):

OO

CUSIP NO. 501803209

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Sandra F.W. Joffe Grantor Retained Annuity Trust, dated December 31, 2001

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [   ]

(b) [   ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION			U.S.

Number of	5.	SOLE VOTING POWER:	2,885,192
Shares
Beneficially	6.	SHARED VOTING POWER:	-0-
Owned By
Each	7.	SOLE DISPOSITIVE POWER:	2,885,192
Reporting
Person with:	8.	SHARED DISPOSITIVE POWER:	-0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,885,192

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions):

Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.7%

12. TYPE OF REPORTING PERSON (See Instructions):

OO

Item 1.
(a)	Name of Issuer:	LCA-Vision Inc.
(b)	Address of Issuer's Principal Executive Office:
LCA-Vision Inc. 7840 Montgomery Road Cincinnati, Ohio 45236

Item 2.
(a)	Name of Person Filing:	Stephen N. Joffe, M.D.; Sandra F.W. Joffe; Stephen N. Joffe Grantor Retained Annuity Trust, dated December 31, 2001; and Sandra F.W. Joffe Grantor Retained Annuity Trust, dated December 31, 2001
(b)	Address of Principal Business Office:
LCA-Vision Inc. 7840 Montgomery Road Cincinnati, Ohio 45236

(c)	Citizenship:	United States
(d)	Title of Class of Securities:	Common Stock
(e)	CUSIP Number:	501803209

Item 3. If this statement is filed pursuant to Section 240.13d-1(b) or Section 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

(a)	Amount Beneficially Owned:	See Item 9 of cover page.*
(b)	Percent of Class:	See Item 11 of cover page.
(c)	Number of shares as to which such person has:
	(i) sole power to vote or to direct the vote:	See Item 4 of cover page.
	(ii) shared power to vote or to direct the vote:	See Item 4 of cover page.
	(iii) sole power to dispose or direct the disposition of:	See Item 4 of cover page.
	(iv) shared power to dispose or direct the disposition of:	See item 4 of cover page.

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Member of the Group.

Dr. and Mrs. Joffe are husband and wife.

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

N/A

_______________

        *Stephen N. Joffe, MD and Sandra F.W. Joffe are married to one another and each is therefore deemed to be the beneficial owner of all shares owned by the other. The total shown consists of 2,975,763 shares of Common Stock owned of record by Stephen N. Joffe, 7,683,202 shares of Common Stock owned of record by the Stephen N. Joffe Grantor Retained Annuity Trust dated December 31, 2001, of which Dr. Joffe is trustee, 2,885,192 shares of Common Stock owned of record by the Sandra F.W. Joffe Grantor Retained Annuity Trust, dated December 31, 2001, of which Mrs. Joffe is trustee, 750 shares of Common Stock owned of record by Dr. and Mrs. Joffe jointly, and 750 shares of Common Stock issuable to Mrs. Joffe in the event of her exercise of a currently exercisable stock option.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

February 12, 2002 Date

/s/ Stephen N. Joffe
Signature

Stephen N. Joffe
Name/Title

February 12, 2002 Date

/s/ Stephen N. Joffe, Trustee
Signature

Stephen N. Joffe, Trustee of the Stephen N. Joffe
Grantor Retained Annuity Trust
Name/Title

February 12, 2002 Date

/s/ Sandra F.W. Joffe
Signature

Sandra F.W. Joffe
Name/Title

February 12, 2002 Date

/s/ Sandra F.W. Joffe, Trustee
Signature

Sandra F.W. Joffe, Trustee of the Sandra F.W.
Joffe Grantor Retained Annuity Trust
Name/Title